Equity One, Inc					Exhibit 12.1
Ratio of Earnings to Fixed Charges
For the Period Ended December 31, 2007
(in thousands, except ratio computation)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income from Continuing Operations	$48,788	$52,640	$55,992	$45,528	$31,795

Adjustments:
Minority interest	112	206	188	576	756
Equity in (income) / loss of unconsolidated joint ventures	-	(1,650)	-	-	-
Fixed charges	73,639	64,577	57,270	50,478	40,459
Distributed income of equity investees	-	3,308	(12)	3,119	7,654
Capitalized interest	(3,194)	(5,820)	(3,354)	(3,204)	(3,822)
Earnings, as defined	$119,345	$113,261	$110,084	$96,497	$76,842

Fixed Charges:
Interest expense	$66,663	$53,983	$47,308	$40,987	$32,157
Capitalized interest	3,194	5,820	3,354	3,204	3,822
Amortization of debt premiums / discounts	2,102	3,289	5,159	4,958	3,584
Amortization of loan fees	1,680	1,485	1,449	1,329	896
Fixed Charges	$73,639	$64,577	$57,270	$50,478	$40,459

Ratio of earnings to fixed charges	1.62	1.75	1.92	1.91	1.90